Filed by Alcoa Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Registration Statement:

333-142669

Subject Company: Alcan Inc.

Commission File No.:

001-03677

FOR IMMEDIATE RELEASE

ALCOA REAFFIRMS OFFER FOR ALCAN AS THE MOST COMPELLING CHOICE

FOR ALCAN’S SHAREHOLDERS

Montréal, Québec and New York, New York (May 23, 2007) — Alcoa Inc. (NYSE: AA) today reaffirmed its pending offer to acquire all outstanding common shares of Alcan Inc. (TSX: AL; NYSE: AL) for US$58.60 in cash and 0.4108 of a share of Alcoa common stock as the most compelling choice for Alcan’s shareholders.

Commenting on the Directors’ Circular filed by Alcan’s Board of Directors yesterday, Alain J.P. Belda, Alcoa’s Chairman and Chief Executive Officer said, “We are pleased that Alcan recognizes both the strategic rationale of this combination, and the unique opportunity to achieve US$1 billion in annual synergies. Alcoa is the most logical partner for Alcan, and our proposed combination is driven by an unquestionable strategic and industrial logic. We have studied Alcan’s response and have not seen anything that would lead us to reevaluate our offer. We continue to believe that our offer is full and fair, providing substantial value to Alcan’s shareholders. We have already met with a significant number of Alcan’s shareholders and are pleased to have received strong support for the combination.”

Based on Alcoa’s closing price on May 22, 2007, the Alcoa offer has a value of US$74.60 per Alcan common share, a 35% premium to Alcan’s average closing share price on the NYSE over the 30 trading days through May 4, 2007, the last trading day prior to announcement of the offer, and a 22% premium to Alcan’s closing price on May 4, 2007, its all-time high prior to the announcement of Alcoa’s offer. The Alcoa offer provides Alcan shareholders with the certainty of a significant cash payment, plus a share of the combined company’s upside through ownership in the world’s premier fully integrated aluminum company.

“We are pleased that Alcan has recognized the US$1 billion in annual pre-tax synergies that can be realized from this combination. We are confident that this level of synergies can only be realized by combining our two companies due to their complementary fit. We are also confident that we can realize these synergies while also meeting the requirements of Alcan’s Continuity Agreement with the Government of Québec and obtaining necessary regulatory approvals,” continued Mr. Belda.

“We are prepared to move forward as quickly as possible to address the remaining conditions to our offer. We have an aggressive, well-developed plan that recognizes and eliminates potential competitive overlaps and we are confident that we can effectively resolve any regulatory issues. We have commenced discussions with competition authorities in the U.S., Canada and Europe, as well as other jurisdictions, and are developing our formal submissions to competition authorities. We are also confident that we can demonstrate to regulators the pro-competitive benefits of this combination.”

“Alcan has noted that important conditions to any acquisition of the company are the satisfaction of the terms of Alcan’s Continuity Agreement with the Government of Québec and review under the Investment Canada Act. We are uniquely capable of making the commitments required to meet and exceed these conditions. As outlined in our letter to Alcan’s Board of Directors on May 17, 2007, we are confident we have already met and exceeded the conditions under the Continuity Agreement and continue to believe that Alcan’s Board of Directors should immediately begin its review of Alcoa’s submissions.”

Mr. Belda concluded, “Both companies’ shareholders understand that today’s rapidly changing industry landscape underscores the strategic imperative and logic of this combination. The proposed transaction addresses the long-term challenges posed by competitors emerging in Russia, China, India and the Middle East. Together, Alcoa and Alcan will create a premier aluminum company with a strong, complementary portfolio of businesses. We will benefit from an optimized portfolio of upstream assets, enhanced capacity for growth, strong technology, operations and talent, and shared values and commitment to sustainability. We believe it is in the best interests of Alcan’s shareholders and employees that the Alcan Board and management join us in moving as quickly as possible to address the remaining conditions to a successful Alcoa-Alcan combination.”

HIGHLIGHTS OF ALCOA’S OFFER

SIGNIFICANT VALUE

•	Alcoa’s offer is financially compelling.

•

Based on Alcoa’s closing price on May 22, 2007, the offer has a value of US$74.60 per Alcan common share, a 35% premium to Alcan’s average closing share price on the NYSE over the 30 trading days through May 4, 2007, the last trading day prior to announcement of the offer, and a 22% premium to Alcan’s closing price on May 4, 2007, its all-time high stock price prior to the announcement of Alcoa’s offer.

•

The offer provides Alcan shareholders with liquidity and value certainty through a significant cash payment, plus a share of the combined company’s upside through an aggregate 15% equity ownership in the world’s premier fully integrated aluminum company.

COMPLEMENTARY FIT – ASSETS, TECHNOLOGIES, PEOPLE

•	Alcoa is the most natural strategic partner for Alcan.

•

The transaction combines Alcoa’s leading position in alumina with Alcan’s strong smelting assets. A combined Alcoa-Alcan will have a world-class bauxite and alumina franchise with sufficient alumina to support the growth objectives of the combined company.

•	The combined company will benefit from best-in-class operational expertise and technology and a low-cost production base, with the majority of production in the bottom half of the cost curve.

•

Both companies are significant investors in high return growth projects. The combined company will have a larger capital base and enhanced cash flow to fund these growth plans and respond to future increases in aluminum demand. It will also be better able to manage the risks of large scale investments.

•

The combined company will have significantly improved access to long-term, low-cost energy, with 34% of its power self-generated, 54% under long-term contract, and 54% of power from renewable hydroelectric power.

•

Both Alcoa and Alcan bring emerging, breakthrough technologies to the combination aimed at reducing emissions of greenhouse gases, improving the efficiency of the smelting process, and facilitating low cost aluminum production.

•

The combination of Alcoa and Alcan is unmatched in terms of its ability to deepen an already extensive commitment by both companies to Canada and will ensure that Canada remains a world leader in the aluminum industry.

•

Alcoa believes it has the biggest synergy footprint of any potential buyer of Alcan. Alcoa expects the combination to generate pre-tax cost synergies of approximately US$1 billion annually once fully implemented in the third year following closing. Given earlier extensive discussions with Alcan and Alcoa’s significant experience integrating acquisitions, Alcoa believes these synergy estimates are accurate and reasonable. Alcan’s response does not fundamentally challenge these estimates.

•

Alcoa is a recognized leader in areas such as safety, environment and sustainability. Alcoa has a track-record of creating best in class management teams which draw on the strengths of acquired companies and is committed to successfully integrating Alcan to create a shared future.

CERTAINTY OF EXECUTION

•

Alcoa has studied the merits of this combination for more than two years. We have completed a thorough diligence review from publicly available sources. We have a thoughtful and detailed integration plan in place and are prepared to move forward expeditiously.

•

We accept the responsibility for a timely resolution of the regulatory issues as it is in the interest of both Alcan’s and Alcoa’s shareholders to have certainty around this offer as soon as possible. Alcoa has a well-developed, detailed roadmap to resolve these issues in each relevant jurisdiction and is confident that the transaction will be approved. The industry landscape has changed significantly in the last five to ten years, becoming increasingly competitive with a number of emerging global players. With the assistance of expert counsel in relevant jurisdictions, Alcoa has carefully considered the applicable regulatory requirements and is prepared to make the necessary targeted divestitures in the appropriate industry segments. Alcoa is in active dialogue with regulatory agencies and is working proactively to address concerns.

•

After reviewing the recently published Continuity Agreement between the Government of Québec and Alcan, Alcoa believes its plans would not only meet, but exceed, all of its conditions relating to commitments in Québec. Alcoa is confident that the terms of the Agreement will not hinder Alcoa’s offer for Alcan and has determined and publicly stated that the condition to its offer relating to certain contractual provisions affecting Alcan’s power or water rights in Canada has been satisfied.

•

Alcoa’s offer expires on July 10, 2007 and cannot be amended to end before that time. Alcoa expects to extend the offer from time to time to accommodate the anticipated longer period necessary to fulfill the conditions of the offer. Alcoa cannot take up or pay for any Alcan common shares prior to the expiration time of the offer. Therefore, Alcoa reconfirms its determination that the offer, as made, is a “Permitted Bid” under Alcan’s Shareholder Rights Plan.

•	Alcoa’s offer is not conditioned on Alcoa shareholder approval, financing or the completion of due diligence.

•

Alcoa believes that it can effectively address the remaining customary conditions to its offer, including those related to regulatory approvals, and the company intends to close the transaction as quickly as possible.

ALCOA’S PROVEN TRACK RECORD

•

Alcoa has a strong record of superior operational performance, acquisition integration, achieving targeted synergies, and delivering both investment returns and shareholder value. The management team will continue to do so for the combined company.

•

Throughout the past decade, Alcoa has outperformed Alcan in Return on Capital. We believe our shareholders are well served by a company that can deliver results in down markets as well as buoyant ones, and our investors have consistently awarded us a higher price to earnings multiple than Alcan for that performance.

ROC%	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Alcoa	14.6	13.0	13.1	13.5	6.9	4.1	7.0	8.4	8.3	13.2
Alcan	8.5	6.5	7.2	6.4	-0.8	3.8	1.2	2.0	1.4	12.0

Source: Bloomberg

ABOUT OUR OFFER

Alcoa’s offer was announced on May 7, 2007. The complete terms, conditions and other details of the offer are set forth in the offering documents filed with the U.S. Securities and Exchange Commission and with Canadian securities regulatory authorities on May 7, 2007.

The offer and withdrawal rights are scheduled to expire at 5:00 p.m., Eastern Daylight Saving Time on July 10, 2007, subject to extension. The offer is subject to a number of customary conditions, including there having been tendered in the offer at least 66 2/3% of Alcan’s common shares on a fully diluted basis, receipt of all applicable regulatory approvals, and the absence of material adverse effects.

As previously announced, Alcoa has received a commitment letter from Citi, Goldman Sachs Credit Partners L.P. and Goldman Sachs Canada Credit Partners Co. to fully finance the proposed transaction. Skadden, Arps, Slate, Meagher & Flom LLP, Stikeman Elliott LLP, and Cleary Gottlieb Steen and Hamilton LLP are acting as legal counsel to Alcoa. Citi, Goldman, Sachs & Co., BMO Capital Markets, and Lehman Brothers are acting as financial advisors.

ABOUT ALCOA

Alcoa is the world’s leading producer and manager of primary aluminum, fabricated aluminum and alumina facilities, and is active in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa’s businesses to customers. In addition to aluminum products and components, Alcoa also markets consumer brands including Reynolds Wrap® foils and plastic wraps, Alcoa® wheels, and Baco® household wraps. Among its other businesses are closures, fastening systems, precision castings, and electrical distribution systems for cars and trucks. The company has 122,000 employees in 44 countries and has been named one of the top most sustainable corporations in the world at the World Economic Forum in Davos, Switzerland. More information can be found at www.alcoa.com

WHERE TO FIND ADDITIONAL INFORMATION

In connection with the offer by Alcoa to purchase all of the issued and outstanding common shares of Alcan (the “Offer”), Alcoa has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This communication is not a substitute for the Prospectus, the Registration Statement and the Schedule TO. ALCAN SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT

ALCOA, ALCAN AND THE OFFER. Materials filed with the SEC are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the Canadian securities regulatory authorities (“CSRA”) are available electronically without charge at www.sedar.com. Materials filed with the SEC or the CSRA may also be obtained without charge at Alcoa’s website, www.alcoa.com, or by directing a request to Alcoa’s investor relations department at (212) 836-2674. In addition, Alcan shareholders may obtain free copies of such materials filed with the SEC or the CSRA by directing a written or oral request to the Information Agent for the Offer, MacKenzie Partners, Inc., toll-free at (800) 322-2885 (English) or (888) 405-1217 (French).

While the Offer is being made to all holders of Alcan Common Shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Alcoa may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements and assumptions in this communication contain or are based on “forward-looking” information and involve risks and uncertainties. Forward-looking statements may be identified by their use of words like “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects” or other words of similar meaning. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed acquisition on revenues, costs and earnings. Such forward- looking statements are subject to numerous assumptions, uncertainties and risks, many of which are outside of Alcoa’s control. Accordingly, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this communication. These risks and uncertainties include Alcoa’s ability to successfully integrate the operations of Alcan; the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments; general business and economic conditions; interest rates; the supply and demand for, deliveries of, and the prices and price volatility of primary aluminum, fabricated aluminum, and alumina produced by Alcoa and Alcan; the timing of the receipt of regulatory and governmental approvals necessary to complete the acquisition of Alcan and any undertakings agreed to in connection with the receipt of such regulatory and governmental approvals; the timing of receipt of regulatory and governmental approvals for Alcoa’s and Alcan’s development projects and other operations; the availability of financing to refinance indebtedness incurred in connection with the acquisition of Alcan on reasonable terms; the availability of financing for Alcoa’s and Alcan’s development projects on reasonable terms; Alcoa’s and Alcan’s respective costs of production and their respective production and productivity levels, as well as those of their competitors; energy costs;

Alcoa’s and Alcan’s ability to secure adequate transportation for their respective products, to procure mining equipment and operating supplies in sufficient quantities and on a timely basis, and to attract and retain skilled staff; the impact of changes in foreign currency exchange rates on Alcoa’s and Alcan’s costs and results, particularly the Canadian dollar, Euro, and Australian dollar, may affect profitability as some important raw materials are purchased in other currencies, while products generally are sold in U.S. dollars; engineering and construction timetables and capital costs for Alcoa’s and Alcan’s development and expansion projects; market competition; tax benefits and tax rates; the outcome of negotiations with key customers; the resolution of environmental and other proceedings or disputes; and Alcoa’s and Alcan’s ongoing relations with their respective employees and with their respective business partners and joint venturers.

Additional risks, uncertainties and other factors affecting forward looking statements include, but are not limited to, the following:

•	Alcoa is, and the combined company will be, subject to cyclical fluctuations in London Metal Exchange primary aluminum prices, economic and business conditions generally, and aluminum end-use markets;

•	Alcoa’s operations consume, and the combined company’s operations will consume, substantial amounts of energy, and profitability may decline if energy costs rise or if energy supplies are interrupted;

•	The profitability of Alcoa and/or the combined company could be adversely affected by increases in the cost of raw materials;

•	Union disputes and other employee relations issues could adversely affect Alcoa’s and/or the combined company’s financial results;

•	Alcoa and/or the combined company may not be able to successfully implement its growth strategy;

•

Alcoa’s operations are, and the combined company’s operations will be, exposed to business and operational risks, changes in conditions and events beyond its control in the countries in which it operates;

•

Alcoa is, and the combined company will be, exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation and other economic factors in the countries in which it operates;

•	Alcoa faces, and the combined company will face, significant price competition from other aluminum producers and end-use markets for Alcoa products that are highly competitive;

•	Alcoa and/or the combined company could be adversely affected by changes in the business or financial condition of a significant customer or customers;

•	Alcoa and/or the combined company may not be able to successfully implement its productivity and cost-reduction initiatives;

•	Alcoa and/or the combined company may not be able to successfully develop and implement new technology initiatives;

•

Alcoa is, and the combined company will be, subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and may be exposed to substantial costs and liabilities associated with such laws;

•	Alcoa’s smelting operations are expected to be affected by various regulations concerning greenhouse gas emissions;

•	Alcoa and the combined company may be exposed to significant legal proceedings, investigations or changes in law; and

•	Unexpected events may increase Alcoa’s and/or the combined company’s cost of doing business or disrupt Alcoa’s and/or the combined company’s operations.

See also the risk factors disclosed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Readers are cautioned not to put undue reliance on forward-looking statements. Alcoa disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

CONTACTS

Alcoa:

Tony Thene (Investors), (212) 836-2674

Kevin G. Lowery (Media), (412) 553-1424

Brunswick:

Steve Lipin / Nina Devlin, (212) 333-3810